SHEARMAN & STERLING LLP

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114, AVENUE DES CHAMPS-ELYSÉES

75008 PARIS

33 01 53 89 70 00

TOQUE J006

FAX (33) 01 53 89 70 70

May 18, 2004

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

AGF
Information Pursuant to Rule 12g3-2(b)
File No. 82-4517

Dear Sir or Madam,

On behalf of Assurances Générales de France ("AGF") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated May 6, 2004 announcing results for the first quarter of 2004.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Sami L. Toutounji

Enclosure
cc: Jean-Michel Mangeot
Assurances Générales de France

Paris, 6 May 2004

PRESS RELEASE

Q1 2004:

- **Premium income consolidation in P&C**
- **New sales dynamism in life insurance**
- **Sharp rise in health insurance premium income**

Premium income from insurance activities up 5.2%* at 5.0 billion euros
Total revenue (incl. financial services) up 5.1%* at 5.1 billion euros

Highlights

- **Property & casualty insurance: down 0.2% on a comparable basis**
  - **in France, premium income contracted slightly (3%), consolidating 2003 achievements**
  - **Internationally, business growth was maintained (4.5%)**
- **Life & health insurance: up 13.2% on a comparable basis**
  - **In France, Q1 saw new sales dynamism in life insurance, with an 11.8% advance overall and 14.2% in individual life. In health insurance, premium income rose 14.7%.**
  - **Internationally, the life insurance business also saw robust growth (17.2%) owing in part to increases in Spain and Belgium.**
- **Mondial Assistance posted a 13.6% rise in revenues on a comparable basis, while Euler Hermès saw a 0.6% uptick in its top line.**
- **Financial Services up 0.9% on a comparable basis, taken into account the disposal of Entenial, AGF Belgium Banque and asset management activities in Brazil.**

* *On a comparable basis: at constant exchange rates (Q1 2004 premium income was calculated at the exchange rates prevailing in Q1 2003) and proforma (Q1 2004 premium income was compared to that of Q1 2003 using the Q1 2004 scope of consolidation).*

Consolidated Q1 2004 premium income

in millions of euros	Q1 2004	Q1 2003	% chg. 04/03 (unadj.)	% chg. proforma and const. FX
LIFE & HEALTH INSURANCE	**1 986.8**	**1 765.3**	**12.5%**	**13.2%**
France	*1 383.1*	*1 229.6*	*12.5%*	*12.5%*
Outside France	*603.7*	*535.7*	*12.7%*	*15.0%*
PROPERTY & CASUALTY INSURANCE	**2 344.8**	**2 355.6**	**-0.5%**	**-0.2%**
France	*1 438.0*	*1 482.3*	*-3.0%*	*-3.0%*
Outside France	*906.8*	*873.3*	*3.8%*	*4.5%*
Assistance	**140.7**	**124.9**	**12.7%**	**13.6%**
Credit insurance	**490.6**	**489.7**	**0.2%**	**0.6%**
Consolidated premium income from insurance activities	**4 962.9**	**4 735.5**	**4.8%**	**5.2%**
Other businesses	**8.4**	**9.3**	**-9.7%**	**-9.7%**
Banking and financial activities	**144.9**	**405.1**	**-64.2%**	**0.9%**
Total revenues	**5 116.2**	**5 149.9**	**-0.7%**	**5.1%**

Notes:

a. *Life & health includes premium income from all individual and group life insurance and all individual and group health and bodily injury insurance.*

b. *Q1 2003 premium income corresponds to revised consolidated premium income (see page 11)*

Q1 2004 HIGHLIGHTS

In the first quarter of 2004, the AGF Group entered a new phase of growth:

- **Property & casualty operations maintained the level of premium income achieved in 2003 at the same time claims experience and costs evolution reinforced AGFs confidence in its ability to reach combined ratio targets.**
- **Life insurance activities returned to robust growth, posting double-digit advances both in France and abroad. In France, premium income from individual life rose by 14.2% even though inflows were mediocre in January. Unit-linked sales, meanwhile, nearly doubled from their Q1 2003 level. Internationally, Belgian activities grew a robust 15.8%, while in Spain, group life activities drove a 64% surge in life premium income.**
- **Health insurance in France also saw vigorous growth in premium income, posting a 14.7% gain, including an 18.2% rise in individual health.**

As demonstrated by these figures, AGF has reaped the initial benefits of its efforts to create new sales dynamism, even while continuing to improve profitability in life insurance and financial services, and of its efforts to shore up the health insurance business.

Assistance and travel insurance benefited from a definite recovery in tourism, while the credit insurance business remained stable.

I LIFE & HEALTH INSURANCE: AGF returned to robust growth in life insurance, while premium income from health insurance was also buoyant

AGF's consolidated premium income from life & health insurance (life, health, family and personal income protection, both individual and group) totalled **1,987 million euros in Q1 2004, up 13.2% on a comparable basis. This positive trend reflected a sharp recovery in inflows to life insurance products both in France and abroad, which posted double-digit growth, while health insurance in France reaped the full benefit of rate increases.**

Life and health insurance generated **40% of** the AGF Group's **total revenues from insurance activities**, compared with 37% in Q1 2003.

I.1 FRANCE: 12.5% growth in premium revenue from life & health insurance

Consolidated premium income from life & health insurance totalled **1,383 million euros, up 12.5%** from the year-earlier period. **Through these figures, AGF demonstrated its ability to relaunch sales in life insurance and implement significant, growth-enhancing rate increases in health insurance. It also showed AGF's commitment to a new phase of growth: renewed expansion in life insurance and a turnaround in health insurance. These are AGF's strategic priorities for 2004.**

Premium income from life and health insurance in France broke down as follows:

in millions of euros	Q1 2004	Q1 2003	% change 04/03
Individual life	774.3	678.1	+14.2%
Dedicated sales force	479.5	448.1	+7.0%
General agents	131.3	107.7	+21.9%
Brokerage	44.0	44.8	-1.9%
Partnerships	98.5	56.7	+73.7%
W Finance	20.7	20.4	+1.5%
Other	0.3	0.4	n.s.
Group life	266.6	253.1	+5.3%
Total Life	**1 040.9**	**931.2**	**+11.8%**
Individual health and bodily injury	165.9	143.7	+15.4%
Group health and bodily injury	176.3	154.7	+14.0%
Total health and bodily injury	**342.2**	**298.4**	**+14.7%**
Total Life and health	**1 383.1**	**1 229.6**	**+12.5%**

I.1.1 Individual life:

The Group posted Q1 2004 premium income of 1,383 million euros, representing an **14.2% advance over Q1 2003**. Premium income rose because the **various distribution networks performed significantly better than they had in the year-earlier period**. February and March were particularly strong months, **with premium income surging 28% in March**, after a relatively mediocre January. This performance was achieved **without any specific marketing campaign**, as AGF was preparing the launch of **specific offers in Q2, which should drive growth even further**. The Q1 growth figure of more than 14% exceeded the 5-10% target the Group set at the start of the year. In addition, **inflows to unit-linked products nearly doubled** in the first three months of the year, in line with the full-year target.

The **dedicated sales networks** posted a 7% upturn in inflows from new business to 480 million euros, owing to **increased sales of the multi-investment contract AGF Itinéraires Epargne**. AIE is now the highest-selling product in the dedicated sales network and it posted a particularly robust rise in March, **driving a 20% increase in inflows in the salaried network in that month alone**. Life insurance premium income derived from the brokerage network remained constant at 44 million euros, as inflows from the Gaipare range declined on the one hand while life partnerships continued to see robust growth on the other, coming in at 98.5 million euros and driven principally by Generation Vie, the subsidiary dedicated to Oddo partnership. **General agents boosted their inflows significantly in Q1 2004** vs. Q1 2003, in particular because **Tellus performed well. In March alone, general agents increased inflows by 61%.**

Lastly, **inflows to financial products** also saw **double-digit growth**, thanks to strong sales in the various networks.

I.1.2 <u>Group insurance</u>:

Premium income at AGF Collectives totalled 267 million euros in Q1 2004, up 5.3% and driven by large one-off inflows.

The group health and bodily injury business also saw robust growth in premium income, **which rose by 14% to 176 million euros, principally because of rate increases applied to the portfolio.**

I.1.3 <u>Individual health and bodily injury</u>:

Consolidated premium income from AGF's **individual health and bodily injury** policies reflected the **series of rate increases** applied both to new policies and renewals. **Premium income rose 15.4% to 166 million euros. Individual health premiums alone rose 18.2% to 135 million euros. At the same time, coverage was revised down in order to deal with increasing healthcare costs. All of these measures are part of the Group's continuing effort to shore up profitability in health insurance pending reform in Social Security, the national healthcare plan.**

Health and bodiliy injury insurance premium income at Assurances Fédérales IARD continued to post robust growth, rising nearly 41% to 11 million euros.

<u>I.2 OUTSIDE FRANCE: premium income also grew substantially, by 15.0% on a comparable basis</u>

Outside France, **premium income from life and health insurance totalled 604 million euros, up 15.0%. Now that AGF has sold its Brazilian and Chilean life insurance activities, the remaining business is concentrated in Europe. Driving growth were very good performance in structured funds in Belgium and a large one-off premium payment in Spain.**

I.2.1 <u>Europe outside France</u>: **up 18.3% at 530 million euros**

In **Belgium**, premium income from the life and health business rose by nearly 15% to 152 million euros. **Individual life, up 18%, was driven by structured products, while group life also advanced briskly (20%). The growth in health insurance premium income was more modest, at 5%.**

In the **Netherlands**, premium income from life and health insurance recovered **by 3.1% to 217 million euros, following several months of lacklustre growth** because of an increasingly unfavourable regulatory climate.

In **Spain**, premium income from life and health insurance surged by 54.6% to 154 million euros (AGF share), mostly because of a large one-off premium payment in the first quarter. Individual life also saw substantial growth.

I.2.2 <u>Other countries:</u> down **1.8% on a comparable basis at 81 million euros**

After selling its life insurance businesses in Brazil and Chile, AGF set about turning around life insurance profitability in Colombia, where premium income contracted by 23.6% on a comparable basis to 16 million euros.

Premium income at AGF Outre-Mer contracted in Q1 2004, while it continued to grow rapidly at AGF Afrique.

II PROPERTY & CASUALTY INSURANCE:
AGF maintained the premium income level achieved in 2003, posting 2,345 million euros, down 0.2% on a comparable basis.

The property & casualty business remained stable in the first quarter of 2004, as continued growth internationally offset a contraction in France. Premium income totalled 2,345 million euros, down 0.2% on a comparable basis. Separately, Q1 claims experience and administrative costs boosted the Group's confidence in its ability to reach combined ratio targets.

Property & casualty insurance generated nearly **46% of the Group's total revenue from insurance activities** in Q1 2004.

II.1 FRANCE: premium income consolidated at 1,438 million euros (down 3.0%)

In Q1 2004, insurance rates rose more moderately than they did a year earlier. In particular, large account premium rates stabilised, but the loss of certain accounts had a negative impact on revenues. The top line was also strained by continued efforts to improve the risk profile of the SME portfolio. This decline was not fully offset by growth in business from individual policyholders. Premium income totalled 1,438 million euros, down 3%.

Non-life business in France broke down as follows:

in millions of euros	**Q1 2004**	**Q1 2003**	**% chg. 04/03 (unadj.)**
General agents	726.6	728.9	-0.3%
Non-life brokerage	633.0	688.1	-8.0%
Non-life group insurance	39.2	49.4	-20.6%
Bancassurance (Ass. Fédérales)	14.1	13.7	2.9%
New distribution channels (Calypso)	3.3	2.4	37.5%
Legal protection (Protexia)	6.5	4.9	32.7%
Other	15.3	-5.1	n.s.
Total property & casualty insurance	**1 438.0**	**1 482.3**	**-3.0%**

II.1.1 General agents: premium income virtually stable, down 0.3%

In Q1 2004, premium income remained stable compared with 2003 at 727 million euros, reflecting **slight contraction in automotive insurance** for individuals, where volumes were down slightly, offset by **growth in non-automotive lines and in corporate risks.**

II.1.2 IART brokerage: premium income down 8.0%

Premium income from the brokerage network declined by 8.0% to 633 million euros. **Global Brokerage, down 18%, was the primary source of the decline**, as AGF lost certain contracts and new business did not make up the difference. In addition, Q1 2003 presented an unfavourable base of comparison. In **Local Brokerage** the negative impact of cleaning up the SME portfolio diminished the effect of rate increases, which were still significant, and premium income increased by around 1%.

II.1.3 Bancassurance:

Assurances Fédérales IARD posted a more moderate increase in Q1 2004, with premium income from individual risks rising 2.9% to 14.1 million euros.

II.2 OUTSIDE FRANCE: Continued growth to 907 million euros, up 4.5% on a comparable basis

Outside France, **property & casualty insurance benefited from continued application of higher rates, combined with portfolio expansion**. Q1 premium income totalled 907 million euros, up 4.5% on a comparable basis.

II.2.1 Europe outside France: up 5.0% at 703 million euros

In **Belgium**, premium income from property & casualty insurance was **up 6.7% at 104 million euros, reflecting growth in corporate lines**. Individual risks contracted slightly.

In the **Netherlands**, subsidiaries generated premium income of **320 million euros**, up 2.8%, **reflecting continued application of higher insurance rates**.

In **Spain,** premium income from property & casualty insurance was up **7.8% at 281 million euros** (AGF share), **owing to expansion in all segments, both in individual and corporate lines.**

II.2.2 South America: up 3.3% on a comparable basis at 130 million euros

On an unadjusted basis, premium income contracted by 0.3%, because exchange rate fluctuations were still slightly negative.

In **Brazil**, the exchange rate effect turned positive in Q1 2004, bringing premium income growth to 5.1% at 64 million euros (up 2.0% on a comparable basis). Driving growth was renewed expansion in fire and transport insurance. Automotive insurance continued to contract, however, as a result of stricter risk selection.

In **Colombia**, premium income from property & casualty insurance contracted by 23% at constant exchange rates to **23 million euros**, as certain large risk policies were cancelled.

In **Chile**, premium income from property & casualty insurance **advanced by 4.7%** at constant exchange rates to **14 million euros**, in part as a result of an increase in auto insurance.

In **Venezuela**, premium income from property & casualty insurance totalled **12 million euros, up 30%** at constant exchange rates, thanks to a robust increase in automotive insurance and in corporate business.

In **Argentina**, the property & casualty business returned to growth and premium income totalled **16 million euros**, up 50% at constant exchange rates. All segments – automotive, comprehensive homeowner's, and corporate – contributed to the increase.

II.2.3 <u>Other countries:</u> down 0.8% on a comparable basis at 73 million euros

The activities of AGF Outre-Mer stabilised while AGF Afrique saw more moderate growth.

III ASSISTANCE

The Mondial Assistance group posted Q1 2004 revenues of **141 million euros** (AGF share), **up 13.6%** at constant exchange rates. Owing in part to the depreciation of the US dollar, revenues rose by 12.7% on an unadjusted basis.

Growth at Mondial Assistance came about principally because worldwide tourism recovered after spending 2003 in the doldrums. Specifically, the recovery is gathering pace in markets that had been hard hit, such as Germany, the Netherlands, Belgium and Switzerland. Growth was also robust in North America, despite the weak dollar. **The assistance segment meanwhile continued to grow, posting an increase of 5.5% over Q1 2003.**

IV CREDIT INSURANCE

Credit insurance **revenues**, generated by the subsidiaries of **Euler Hermes,** totalled **491 million euros, up 0.6%** on a comparable basis. This figure did not include factoring, which is now consolidated with banking income (23 million euros).

The credit insurance business showed gradual development while claims experience evolution confirmed 2003 good trend. The economic environment was still dreary, particularly in Europe where growth was meagre and the number of bankruptcies high. **Customer revenues were still decreasing for the most part**, which had an adverse effect on Euler Hermes' premium income. This impact was partially but not entirely offset by the acquisition of new contracts and rate increases instituted over the past two fiscal years.

In the European Union, business growth continued to be held back, as customers' revenues were declining and in some countries, the number of contracts cancelled was still high. Spanish business was particularly strong, however. In the US, revenues declined primarily because the dollar depreciated against the euro. Last, Euler Hermes posted upbeat top-line growth, in particular in eastern Europe.

Premium income from credit insurance by geographical region was as follows:

in millions of euros	Q1 2004	Q1 2003	% chg. 04/03 (unadj.)	% chg. proforma and const. FX
France	92.3	92	0.3%	0.3%
United Kingdom	49.2	53.7	-8.4%	-11.5%
United States	39.9	52.5	-24.0%	-14.9%
Belgium / Netherlands	32.3	30.3	6.6%	3.3%
Italy	53.4	55.3	-3.4%	-3.4%
Spain	2.2	1.5	46.7%	113.3%
Brazil	0.8	0	ns	ns
Other countries, incl. Germany	220.5	204.4	7.9%	7.4%
Total	**490.6**	**489.7**	**0.2%**	**0.6%**

V BANKING AND FINANCIAL ACTIVITIES:
Activity up 0.9% on a comparable basis

In 2003, the Group sold the non-strategic stakes it held in the banking sector (Entenial, banking subsidiaries in Belgium and Brazil). These entities generated gross interest income of 263 million euros in Q1 2003.

In strategic banking activities and asset management, **business volume, corrected for changes in the scope of consolidation, grew by 0.9% to 145 million euros. Banque AGF's net banking income posted significant growth, owing in particular to good first-quarter performance in lending. Asset management** activities posted a double-digit rise in revenues, as **net inflows were strongly positive.**

Lastly, Eurofactor's business contracted slightly.

Breakdown of revenues from all businesses

	Q1 2004	Q1 2003
Life & health insurance	38.8%	34.3%
Property & casualty insurance	45.8%	45.7%
Credit insurance	9.6%	9.5%
Assistance	2.8%	2.4%
Financial services and other	3.0%	8.0%
Total	100.0%	100.0%

	Q1 2004	Q1 2003
France	60.9%	62.7%
Europe outside France	32.8%	30.4%
South America	3.3%	3.9%
Other countries	3.0%	3.0%
Total	100%	100%

Breakdown of Group premium income by country

in millions of euros	Q1 2004	Q1 2003	% change (unadj.)	% chg. proforma and at const. FX
France	**2 821.1**	**2 711.9**	**4.0%**	**4.0%**
Life & health	*1 383.1*	*1 229.6*	*12.5%*	*12.5%*
Property & casualty	*1 438.0*	*1 482.3*	*-3.0%*	*-3.0%*
Belgium	**255.6**	**229.7**	**11.3%**	**11.4%**
Life & health	*151.8*	*132.4*	*14.7%*	*14.8%*
Property & casualty	*103.8*	*97.3*	*6.7%*	*6.7%*
Netherlands	**536.8**	**521.4**	**3.0%**	**2.9%**
Life & health	*217.2*	*210.4*	*3.2%*	*3.1%*
Property & casualty	*319.6*	*311.0*	*2.8%*	*2.8%*
Spain	**434.8**	**360.0**	**20.8%**	**20.8%**
Life & health	*154.1*	*99.7*	*54.6%*	*54.6%*
Property & casualty	*280.7*	*260.3*	*7.8%*	*7.8%*
Europe – other countries	**5.5**	**5.7**	**-3.5%**	**-7.0%**
Life & health	*6.4*	*4.9*	*30.6%*	*26.5%*
Property & casualty	*-0.9*	*0.8*	*-212.5%*	*-212.5%*
TOTAL Europe outside France	**1 232.7**	**1 116.8**	**10.4%**	**10.4%**
Life & health	*529.5*	*447.4*	*18.4%*	*18.3%*
Property & casualty	*703.2*	*669.4*	*5.0%*	*5.0%*
Argentina	**15.9**	**12.0**	**32.5%**	**45.0%**
Life & health	*0.2*	*0.5*	*-60.0%*	*-60.0%*
Property & casualty	*15.7*	*11.5*	*36.5%*	*49.6%*
Chile	**14.1**	**13.2**	**6.8%**	**4.7%**
Life & health	*0.0*	*0.3*	*-100.0%*	*ns*
Property & casualty	*14.1*	*12.9*	*9.3%*	*4.7%*
Brazil	**85.9**	**94.0**	**-8.6%**	**-0.6%**
Life & health	*21.7*	*32.9*	*-34.0%*	*-7.5%*
Property & casualty	*64.2*	*61.1*	*5.1%*	*2.0%*
Venezuela	**16.7**	**18.1**	**-7.7%**	**27.6%**
Life & health	*4.3*	*4.9*	*-12.2%*	*20.4%*
Property & casualty	*12.4*	*13.2*	*-6.1%*	*30.3%*
Colombia	**39.5**	**53.4**	**-26.0%**	**-23.2%**
Life & health	*16.2*	*22.0*	*-26.4%*	*-23.6%*
Property & casualty	*23.3*	*31.4*	*-25.8%*	*-22.9%*
TOTAL South America	**172.1**	**190.7**	**-9.8%**	**-1.1%**
Life & health	*42.4*	*60.6*	*-30.0%*	*-12.4%*
Property & casualty	*129.7*	*130.1*	*-0.3%*	*3.3%*
Other countries	**105.7**	**101.5**	**4.1%**	**4.4%**
Life & health	*31.8*	*27.7*	*14.8%*	*11.5%*
Property & casualty	*73.9*	*73.8*	*0.1%*	*1.5%*
Total outside France	**1 510.5**	**1 409.0**	**7.2%**	**8.4%**
Life & health	*603.7*	*535.7*	*12.7%*	*15.0%*
Property & casualty	*906.8*	*873.3*	*3.8%*	*4.5%*
Total premium income	**4 331.6**	**4 120.9**	**5.1%**	**5.5%**
Life & health	*1 986.8*	*1 765.3*	*12.5%*	*13.2%*
Property & casualty	*2 344.8*	*2 355.6*	*-0.5%*	*-0.2%*
Assistance	**140.7**	**124.9**	**12.7%**	**13.6%**
Credit insurance	**490.6**	**489.7**	**0.2%**	**0.6%**
Consolidated insurance revenue	**4 962.9**	**4 735.5**	**4.8%**	**5.2%**
Other businesses	8.4	9.3	**-9.7%**	**-9.7%**
Banking and financial activities	144.9	405.1	-64.2%	0.9%
Total revenue	**5 116.2**	**5 149.9**	**-0.7%**	**5.1%**

Conversion from Q1 2003 premium income to proforma premium income

in millions of euros		Insurance activities			Banking activities	Other businesses	TOTAL
		Premiums written	Other services	Sub-total	Gross interest income	Revenues	
Premium income (unadjusted) for Q1 2003	A	**4 658.7**	**75.7**	**4 734.4**	**405.1**	**9.3**	**5 148.8**
Adjustments to premium income	B		1.1	1.1			**1.1**
Premium income (revised) for Q1 2003	A+B	**4 658.7**	**76.8**	**4 735.5**	**405.1**	**9.3**	**5 149.9**
Consolidation of Cescob by Hermes in 6/2003	C	0.8		0.8			0.8
Acquisition of Arab International Insurance Life IG as of 31 March 2004 (Egypt)	C	1.8		1.8			1.8
Sale of AGF Chili Vida as of 1 April 2003	C	(0.3)		(0.3)			(0.3)
Sale of AGF Brasil Seguros Vida portfolio as of 31 March 2004	C	(9.2)		(9.2)			(9.2)
Sale of AGF Brasil Vida as of 31 March 2004	C	(1.0)		(1.0)			(1.0)
Sale of Entenial	C				(246.8)		(246.8)
Entry of Dresdner Gestion Privée	C				1.5		1.5
Sale of AGF Belgium Banque	C				(10.0)		(10.0)
Sale of Banco AGF SA	C				(6.1)		(6.1)
Total changes in scope of consolidation		**(7.9)**		**(7.9)**	**(261.4)**		**(269.3)**
Proforma premium income for Q1 2003	A+B+C	**4 650.8**	**76.8**	**4 727.6**	**143.7**	**9.3**	**4 880.6**

AGF investor contacts:

Jean-Michel Mangeot 33 (0)1 44 86 21 25
jean-michel.mangeot@agf.fr

Marc de Pontevès 33 (0)1 44 86 20 99
marc.de_ponteves@agf.fr

Vincent Foucart 33 (0)1 44 86 29 28
vincent.foucart@agf.fr

AGF press contacts:

Bérangère Auguste-Dormeuil 33 (0)1 44 86 78 97
augusbe@agf.fr

Agnès Miclo 33 (0)1 44 86 31 62
Micloa@agf.fr

Anne-Sandrine Cimatti 33 (0)1 44 86 67 45
Cimatti@agf.fr

Séverine David 33 (0)1 44 86 67 45
Davidse@agf.fr